02051094

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

SEC MAIL PROCESSING RECEIVED AUG 1 2 2002 WASH, D.C. 180 SECTION

For the month of August 2002

PE 8-1-02

National Bank of Greece S.A.

(Translation of registrant's name into English)

PROCESSED AUG 1 4 2002 THOMSON FINANCIAL

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ....√.......... Form 40-F ....

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....√.........

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-..................]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

....

(Registrant)

Date : 7th August, 2002

....

Apostolos Tamvakakis
Deputy Governor

NATIONAL BANK OF GREECE

PRESS RELEASE

2002 H1 RESULTS

Athens, 7 August 2002

National Bank of Greece announced today the results of the Group and the parent company for the six-month period ended 30 June 2002.

NBG Group profits before tax and after minorities reached €228.8 million in the first half of 2002 posting a decline of 50.5% year-on-year. The reduction in profits was due to the fall in trading gains, which in the first half of 2002 amounted to €70.5 million compared with €265.7 million in the same period last year.

Also affected by the decline in trading gains, pre-tax profits for the Bank reached €203.8 million in the first half of the year compared with €430.9 million in the corresponding period last year.

In spite of the adverse capital market environment, the core profitability of the Group improved substantially. The following developments are characteristic of this improvement:

- Net interest income for the Group improved in the first half of 2002 compared with the same period last year (2002: €573.6 million, 2001: €569.8 million). This improvement was more pronounced in the second quarter of 2002, when the Group posted an 8.8% increase quarter-on-quarter.
- The same trend is evident in the Group's net interest margin, which rose for the second consecutive quarter reaching 238 bps for the first half of 2002 (2002 Q1: 234 bps).
- Net commission income in the first half of the year rose to €164.9 million posting an increase of 2.5% compared with the same period of 2001. Net commission income displayed dynamic performance in the second quarter of the year, up 5.7% on the first quarter. The growth in commission income was achieved despite the unfavorable stock

market conditions that impacted adversely on investment banking commissions, which in the first six months of the year fell by 19.6% year-on-year.

As a result, core operating income of the Group (excluding trading gains) was maintained at the 2001 levels despite the adverse capital market environment (2002 H1: €766.4 million, 2001 H1: €771.8 million), while strong quarter-on-quarter growth of 8.5% indicates gaining momentum. A further improvement in the composition of operating income is expected in 2002 with core operating income representing 91.6% of the total.

Cost control measures have made a positive contribution to Group profitability. The following developments highlight this trend:

- Group operating costs totalled €142.6 million, practically unchanged on the 2001 average, despite the one-off cost of the implementation of the euro which impacted the current period.

- Group staff costs were up by just 1% on the average costs of 2001 and 2.9% year-on-year. The voluntary early retirement scheme offered to NBG staff will lead to the retirement of approximately 680 employees by the end of the year, besides the 120 individuals who retired from the Bank in the first half of the year. The total cost for the early retirement scheme is estimated in the region of €21 million, while the corresponding annual wages and contributions for this group of employees would have been approximately €37 million. Moreover, approximately 420 individuals have already retired from other Group companies. These changes should help reduce staff costs and enhance profitability in the forthcoming quarters.

At 30 June 2002, the Group's loan and corporate bond book stood at €22.1 billion, up 12.9% year-on-year. Retail banking continues to show robust growth. In particular, consumer credit balances (credit cards, consumer and personal loans) grew by 22.4% on an annualized basis during the first half of the year. Similarly, mortgage balances grew by 20% during the same period.

Despite the substantial growth of the Group's loan portfolio, its high quality has been maintained. Loans in arrears (net of provisions) represent just 2.3% of the total loan portfolio and are fully collateralized.

Furthermore, despite the continuing growth of the Group's loan portfolio, the Group's strong deposit base brought its 2002 H1 loan-to-deposit ratio to 43.4%, thus enabling the Group to rationally grow its operations.

The Group's efficiency ratio stood at 70.7% in 2002 H1 compared with 60.4% in 2001, due to the decline in trading gains. For the same reason, the Group's 2002 H1 pre-tax return on average equity stood at 19.3% compared with 27.1% in 2001 while the Group's 2002 H1 return on average assets stood at 0.87% compared with 1.40% in 2001.

Group Income Statement

thousand €	1H.02	1H.01	±%	2Q.02	1Q.02	±%
Net interest income	573 594	569 758	+0.7%	298 877	274 717	+8.8%
Dividend income	11 183	24 079	-53.6%	6 986	4 197	+66.5%
Net commission income	164 942	160 863	+2.5%	84 747	80 195	+5.7%
Other operating income	16 652	17 065	-2.4%	8 157	8 495	-4.0%
Operating income	**766 371**	**771 765**	**-0.7%**	**398 767**	**367 604**	**+8.5%**
Trading gains	70 458	265 736	-73.5%	2 355	68 103	-96.5%
Total income	**836 829**	**1 037 501**	**-19.3%**	**401 122**	**435 707**	**-7.9%**
Staff costs	(364 288)	(354 128)	+2.9%	(186 763)	(177 525)	+5.2%
Other administrative expenses	(142 632)	(132 656)	+7.5%	(71 785)	(70 847)	+1.3%
Depreciation	(77 127)	(66 882)	+15.3%	(38 485)	(38 642)	-0.4%
Other operating charges	(7 902)	(8 739)	-9.6%	(6 623)	(1 279)	+417.8%
Provisions	(71 809)	(77 246)	-7.0%	(34 517)	(37 292)	-7.4%
Extraordinary income	58 503	74 111	-21.1%	30 807	27 696	+11.2%
Profit before tax and minorities	**231 574**	**471 961**	**-50.9%**	**93 756**	**137 818**	**-32.0%**
Minority interests	(2 792)	(9 635)	-71.0%	(1 139)	(1 653)	-31.1%
Profit before tax	**228 782**	**462 326**	**-50.5%**	**92 617**	**136 165**	**-32.0%**

Group commission income

thousand €	1H.02	2H.01	±%	2Q.02	1Q.02	±%
Retail [1]	57 436	57 902	-0.8%	32 067	25 369	+26.4%
Corporate [2]	32 485	28 929	+12.3%	15 845	16 640	-4.8%
Asset management	23 338	14 093	+65.6%	11 514	11 824	-2.6%
Other [3]	46 067	49 508	-7.0%	21 724	24 343	-10.8%
	159 326	**150 432**	**+5.9%**	**81 150**	**78 176**	**+3.8%**
Investment and capital markets [4]	19 336	24 058	-19.6%	9 352	9 984	-6.3%
Total Group	**178 662**	**174 490**	**+2.4%**	**90 502**	**88 160**	**+2.7%**

(1) Commissions on mortgages and consumer loans, credit cards and deposit account charges.
(2) Commissions on corporate loans, letters of guarantee, imports-exports and corporate account charges.
(3) Commissions on money transfers, foreign exchange transactions and other intermediation.
(4) Commissions on custodian services, brokerage and IPO fees.

Group trading gains

thousand €	1H.02	2H.01	±%	2Q.02	1Q.02	±%
Bond trading and hedging	63 063	186 074	-66.1%	(7 721)	70 784	-110.9%
FX trading	10 000	18 147	-44.9%	1 716	8 284	-79.3%
Equity trading	9 616	57 950	-83.4%	9 740	(124)	
Derivatives hedging	(2 427)	3 565	-168.1%	(321)	(2 106)	-84.8%
Equity method investments	(9 794)			(1 060)	(8 734)	-87.9%
Total Group	**70 458**	**265 736**	**-73.5%**	**2 354**	**68 104**	**-96.5%**

Group Loans

thousand €	1H.02	±ytd%	1Q.02	12.01
Portfolios:				
Commercial loans	12 036 965	-1.6%	12 261 398	12 226 673
Consumer loans	1 328 571	+9.4%	1 292 934	1 214 233
Credit cards	905 283	+13.9%	854 397	794 999
Mortgages	5 280 273	+10.0%	4 948 853	4 800 133
Total loans	**19 551 092**	**+2.7%**	**19 357 582**	**19 036 038**
Corporate bonds	2 562 863	+8.9%	2 430 123	2 352 867
Total loans & corporate bonds (before provisions)	**22 113 955**	**+3.4%**	**21 787 705**	**21 388 905**
Provisions	(1 027 419)	+1.8%	(1 034 471)	(1 009 423)
Total loans & corporate bonds	**21 086 536**	**+3.5%**	**20 753 234**	**20 379 482**
Loans breakdown:				
Performing	18 069 440	+2.5%	17 915 783	17 630 406
Non-performing [1]	1 481 652	+5.4%	1 441 799	1 405 632
Total	**19 551 092**	**+2.7%**	**19 357 582**	**19 036 038**
Ratios of loan portfolio:				
NPLs/Gross loans	7.6%		7.4%	7.4%
Net NPLs/Gross loans	2.3%		2.1%	2.1%
Provision coverage	69.3%		71.7%	71.8%

[1] Under its accounting policies, the Bank classifies as non-performing consumer loans and credit card balance with overdue interest and/or principal for 100 days and over. Commercial loans are classified as non-performing after 180 days. As of 1.1.2002 mortgage loans are also treated as non-performing after 180 days while prior to 2002 the threshold was 360 days.

Group key- ratios

	1H. 02	1Q.02	2001
Net Interest Margin	2.38%	2.34%	2.43%
Return on Average Assets (before tax and minorities)	0.87%	1.07%	1.40%
Return on Average Equity (before tax)	19.3%	23.0%	27.1%
Efficiency (cost: income)	70.7%	66.2%	60.4%

NATIONAL BANK OF GREECE S.A.

(REG. No 6062/06/B/86/01)

FINANCIAL STATEMENTS AS AT 30 JUNE 2002 (P.D. 360/85)

(In thousand euro)

ASSETS	30.06.2002			30.06.2001		
1. Cash in hand, balances with central banks			**1 343 966**			3 696 338
2. Treasury bills and other bills eligible for refinancing with central banks:						
(a) Treasury bills and similar securities			**73 787**			38 688
3. Loans and advances to credit institutions:						
(a) Repayable on demand		**23 365**			7 966	
(b) Other loans and advances		**8 975 800**	**8 999 165**		8 117 079	8 125 045
3A. Reverse Repos			**3 527 005**			39 937
4. Loans and advances to customers		**16 741 675**			15 475 012	
Less: Provisions for doubtful debts		**(811 816)**	**15 929 859**		(823 458)	14 651 554
5. Debt securities including fixed-income securities:						
(a) Government		**11 838 147**			11 693 207	
(b1) Corporates		**2 278 936**			1 334 805	
(b2) Other issuers		**84 412**	**14 201 495**		375 720	13 403 732
6. Shares and other variable-yield securities			**402 940**			464 636
7. Participating interests			**297 148**			291 931
8. Shares in affiliated undertakings			**1 699 679**			1 622 943
9. Intangible assets						
(a) Establishment and formation expenses		**3 732**			3 451	
(c) Other intangible assets		**211 754**			167 076	
Less : Amortisation of intangible assets as at 30.6		**(129 389)**	**86 097**		(87 853)	82 674
10. Tangible assets						
(a) Land		**169 161**			170 752	
(b) Buildings	**271 030**			253 709		
Less: Depreciation of buildings as at 30.6	**(194 843)**	**76 187**		(185 946)	67 763	
(c) Furniture, electronic & other equipment	**254 420**			223 269		
Less: Depreciation of furniture, electronic & other equipment as at 30.6	**(178 325)**	**76 095**		(150 050)	73 219	
(d) Other tangible assets	**9 895**			9 442		
Less: Depreciation of other tangible assets as at 30.6	**(6 403)**	**3 492**		(5 755)	3 687	
(e) Fixed assets under construction and advances		**24 789**	**349 724**		12 300	327 721
12. Own shares and bonds			**1 387**			253 988
13. Other assets			**602 541**			561 583
14. Prepayments and accrued income			**141 920**			112 455

LIABILITIES

1. Amounts owed to credit institutions:				
(a) Repayable on demand	**92 701**		115 771	
(b) Time and at notice	**2 625 676**	**2 718 377**	2 281 434	2 397 205
2. Amounts owed to customers:				
(a) Deposits	**34 607 824**		33 457 281	
(b) Other debts	**316 309**		202 550	
(c) Repos	**5 787 973**	**40 712 106**	3 588 418	37 248 249
3. Debts evidenced by certificates:				
(a) Debt securities in issue	**1 551**		1 753	
(b) Other	**38 156**	**39 707**	67 637	69 390
4. Other liabilities		**860 587**		838 993
5. Accruals and deferred income		**84 104**		110 483
6. Provisions for liabilities and charges:				
(a) Provisions for staff pensions and similar obligations	**1 339**		579	
(b) Provisions for taxation	**4 851**		4 366	
(c) Other provisions	**9 451**	**15 641**	8 527	13 472
6A. Provisions for general banking risks		**6 906**		6 476
7. Subordinated liabilities		**750 000**		233 906
Shareholders' Equity:				
8. Paid-up capital	**1 026 362**		1 026 362	
9. Share premium account	**35 970**		227 869	
10. Reserves	**930 079**		858 490	
11. Fixed assets revaluation reserve	**86 463**		83 428	
11a. Fixed asset investment subsidy	**121**		447	
12. Retained earnings	**186 516**		67 553	
13. Mandatorily convertible bond (L. 2441/96)	**-**	**2 265 511**	59 970	2 324 119
14. Profit before tax for the period 1.1 - 30.6		**203 774**		430 932
TOTAL LIABILITIES		**47 656 713**		**43 673 225**

OFF- BALANCE SHEET ITEMS

1. Contingent liabilities	**19 819 948**	13 498 385
2. Commitments arising on sale and repurchase agreements	**56**	126
3. *Other off-balance-sheet items*	**27 067 679**	42 167 198
TOTAL OFF- BALANCE SHEET ITEMS	**46 887 683**	**55 665 709**

Notes:

1. The fixed assets of the Bank are free of charges or encumbrances as at 30.06.2002.
2. Capital expenditure in real estate in the first six months of 2002 amounted to € 8 637 thousand.
3. The total number of employees in Greece and abroad was 15 082 as at 30.06.2002.
4. The 30.06.2002 and 30.06.2001 financial statements are compiled on the basis of provisional trial balances.
5. The accounting principles followed are similar to those of the preceding accounting period 2001.
6. At 28.6.2002, following the desicion of their Board of Directors, National Bank of Greece S.A. and its subsidary bank ETEBA, announced their intention for ETEBA to be merged through absortion with National Bank of Greece S.A. in accordance with the provisions of Law 2515/1997.
7. *According to the four-digit codification of National Industry Classification Code (NICC), the revenues of the Bank are classified under caption 651.9 "Activities of other intermediary monetary organisations".*

NATIONAL BANK OF GREECE S.A.

(REG. No 6062/06/B/86/01)

FINANCIAL STATEMENTS AS AT 30 JUNE 2002 (P.D. 360/85)

(In thousand euro)

PROFIT AND LOSS ACCOUNT	30.06.2002			30.06.2001		
1. Interest receivable and similar income:						
- Interest income from fixed-income securities	**351 442**			393 165		
- Other interest and similar income	**843 872**	**1 195 314**		1 185 873	1 579 038	
2. Interest payable and similar charges		**(731 102)**	**464 212**		(1 120 244)	458 794
3. Income from securities:						
(a) Income from shares and other variable-yield securities	**769**			7 546		
(b) Income from participating interests	**3 792**			1 637		
(c) Income from shares in affiliated undertakings	**17 197**	**21 758**		24 799	33 982	
4. Commissions receivable		**128 919**	**150 677**		131 545	165 527
			614 889			624 321
5. Commissions payable			**(20 838)**			(20 243)
			594 051			604 078
6. Net profit on financial operations		**73 689**			242 217	
7. Other operating income		**7 688**	**81 377**		7 430	249 647
			675 428			853 725
8. General administrative expenses:						
(a) Staff costs						
- Wages and salaries	**(201 071)**			(195 625)		
- Social security costs	**(75 700)**			(70 859)		
- Other charges	**(26 998)**	**(303 769)**		(26 720)	(293 204)	
(b) Other administrative expenses						
- Taxes and duties	**(15 881)**			(13 752)		
- Service fees	**(37 638)**			(33 245)		
- Other fees to third parties	**(45 979)**	**(99 498)**	**(403 267)**	(42 322)	(89 319)	(382 523)
			272 161			471 202
9. Fixed assets depreciation		**(43 312)**			(38 981)	
10. Other operating charges		**(7 389)**	**(50 701)**		(8 073)	(47 054)
Profit on ordinary activities before provisions			**221 460**			424 148
11+12. Value adjustments in respect of loans and advances and provisions for contingent liabilities and for commitments			**(58 000)**			(58 694)
Profit on ordinary activities before tax			**163 460**			365 454
15. Extraordinary income		**12 119**			17 285	
16. Extraordinary charges		**(3 604)**			(5 443)	
17. Extraordinary profit		**31 799**	**40 314**		53 636	65 478
18. Profit (before tax)			**203 774**			**430 932**

Athens, 6 August 2002

THE GOVERNOR AND CHAIRMAN	THE DEPUTY GOVERNOR	THE CHIEF FINANCIAL OFFICER	THE CHIEF ACCOUNTANT
THEODOROS B. KARATZAS	THEODOROS N. PANTALAKIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

AUDITORS' REPORT

To the Board of Directors of National Bank of Greece S.A.

We have carried out the audit required by the provisions of article 6 of P.D. 360/1985, as amended by article 90 of Law 2533/1997, applying the audit procedures that we considered necessary based on the principles and rules established by the Institute of Certified Public Accountants, to determine whether the above financial statements of the National Bank of Greece S.A. for the period from 1. 1. 2002 through 30. 6. 2002, contain any errors or omissions which materially affect the asset structure and financial position of the Bank and the reported profit for the period. As part of our audit, we also considered the results of operations of the branches of the Bank. Local auditors audit branches located outside Greece. We were given access to all books and records of the Bank and we were provided all necessary information and clarifications, which we requested. The Bank has complied with the provisions of the Greek Banking Chart of Accounts. There was no change in the valuation methods applied by the Bank. Based on our audit work performed and the relevant prevailing legislation and accounting principles followed by the Bank, we have determined that the above six monthly financial statements which derive from the Bank's books and records, do not contain any errors or omissions which materially affect the asset structure and financial position of the National Bank of Greece S.A. as at 30. 6. 2002, as well as the results for the period then ended. There was no change in the accounting policies compared with those of the corresponding period of the prior year.

Athens, 7 August 2002

CERTIFIED PUBLIC ACCOUNTANTS - AUDITORS

SPYROS D. KORONAKIS Reg. No 10991	VASSILIOS D. PAPAGEORGAKOPOULOS Reg. No 11681	GEORGIOS D. KAMBANIS Reg. No 10761
SOL S.A. CPA		DELOITTE & TOUCHE

NATIONAL BANK OF GREECE S.A.

(REG. No 6062/06/B/86/01)

CONSOLIDATED FINANCIAL STATEMENTS AS AT 30 JUNE 2002
OF THE FINANCIAL SECTOR GROUP COMPANIES (P.D. 360/85)

(In thousand euro)

ASSETS	30.6.2002			30.6.2001		
1. Cash in hand, balances with central banks			1 602 657			3 951 114
2. Treasury bills and other bills eligible for refinancing with central banks			116 903			89 491
3. Due from financial institutions						
(a) Repayable on demand		78 656			70 135	
(b) Other loans and advances		8 703 589	8 782 245		7 986 821	8 056 956
3A. Reverse Repos			3 768 153			42 965
4. Loans and advances to customers		19 764 133			18 515 542	
Less: Provisions for doubtful debts		(1 027 419)	18 736 714		(1 028 201)	17 487 341
5. Debt securities including fixed-income securities						
(a) Government		12 793 880			12 914 346	
(b1) Corporates		2 562 863			1 312 446	
(b2) Other issuers		907 543	16 264 286		821 911	15 048 703
6. Shares and other variable-yield securities			616 326			1 114 081
7. Participating interests			321 513			325 094
8. Shares in affiliated undertakings			908 765			810 386
9. Intangible assets						
(a) Establishment and formation expenses		7 284			5 254	
(a) Goodwill		36 491			4 565	
(c) Other intangible assets		250 966			196 000	
Less: Amortisation of intangible assets as at 30.6		(146 337)	148 404		(101 284)	104 535
10. Tangible assets						
(a) Land		209 307			213 411	
(b) Buildings	400 013			360 399		
Less: Depreciation of buildings as at 30.6	(228 684)	171 329		(220 772)	139 627	
(c) Furniture, electronic & other equipment	386 234			340 869		
Less: Depreciation of furnitures, electronic & other equipment as at 30.6	(250 905)	135 329		(217 719)	123 150	
(d) Other tangible assets	192 159			155 997		
Less: Depreciation of other tangible assets as at 30.6	(80 103)	112 056		(72 130)	83 867	
(e) Fixed assets under construction and advances		55 910	683 931		51 283	611 338
12. Own shares and bonds			166 016			455 476
13. Other assets			739 573			657 175
14. Prepayments and accrued income			180 115			144 503

LIABILITIES

1. Amounts owed to credit institutions				
(a) Repayable on demand	**99 193**		118 486	
(b) Time and at notice	**2 820 125**	**2 919 318**	2 415 967	2 534 453
2. Amounts owed to customers				
(a) Deposits	**38 536 895**		37 182 327	
(b) Other liabilities	**336 731**		228 846	
(c) Repos	**6 139 366**	**45 012 992**	4 073 777	41 484 950
3. Debts evidenced by certificates				
(a) Debt securities in issue	**7 478**		1 753	
(b) Other	**120 036**	**127 514**	129 855	131 608
4. Other liabilities		**1 438 347**		986 597
5. Accruals and deferred income		**111 894**		137 996
6. Provisions for liabilities and charges				
(a) Provisions for staff pensions and similar obligations	**23 820**		20 370	
(b) Provisions for taxation	**5 136**		4 542	
(c) Other provisions	**21 776**	**50 732**	22 755	47 667
6A. Provisions for general banking risks		**9 141**		9 231
7. Subordinated liabilities		**750 000**		213 444
Shareholders' Equity:				
8. Paid-up capital	**1 026 362**		1 026 362	
9. Share premium account	**35 970**		227 870	
10. Reserves	**1 195 510**		1 190 421	
11. Fixed asset revaluation reserve	**90 686**		94 062	
11a. Fixed asset investment subsidy	**621**		946	
12. Retained earnings	**314 297**		249 280	
13. Consolidation differences	**(339 656)**		(338 702)	
14. Minority interests	**60 299**		371 042	
15. Mandatorily convertible bond (L. 2441/96)	**0**	**2 384 089**	59 970	2 881 251
Group's profit for the period 1.1 - 30.6 before tax	**228 782**		462 326	
Minority profit before tax	**2 792**	**231 574**	9 635	471 961
TOTAL LIABILITIES		53 035 601		48 899 158

OFF-BALANCE SHEET ITEMS

1. Contingent liabilities	**20 208 585**	14 128 755
2. Commitments arising out of sale and repurchase agreements	**56**	126
3. Other off-balance-sheet items	**31 944 320**	46 683 835
TOTAL OFF-BALANCE SHEET ITEMS	52 152 961	60 812 716

NATIONAL BANK OF GREECE S.A.

(REG. No 6062/06/B/86/01)

CONSOLIDATED FINANCIAL STATEMENTS AS AT 30 JUNE 2002

OF THE FINANCIAL SECTOR GROUP COMPANIES (P.D. 360/85)

(In thousand euro)

PROFIT AND LOSS ACCOUNT	30.6.2002			30.6.2001		
1. Interest receivable and similar income :						
- Interest income from fixed-income securities	396 819			450 349		
- Other interest and similar income	968 572	1 365 391		1 325 978	1 776 327	
2. Interest payable and similar charges		(791 797)	573 594		(1 206 569)	569 758
3. Income from securities:						
(a) Income from shares and other variable-yield securities	3 093			16 686		
(b) Income from participating interests	5 793			3 171		
(c) Income from shares in affiliated undertakings	2 297	11 183		4 222	24 079	
4. Commissions receivable		178 662	189 845		174 490	198 569
			763 439			768 327
5. Commissions payable			(13 720)			(13 627)
			749 719			754 700
6. Net profit on financial operations		70 458			265 736	
7. Other operating income		16 652	87 110		17 065	282 801
			836 829			1 037 501
8. General administrative expenses :						
(a) Staff costs						
- Wages and salaries	(247 930)			(242 232)		
- Social security costs	(82 004)			(77 616)		
- Other charges	(34 354)	(364 288)		(34 280)	(354 128)	
(b) Other administrative expenses						
- Taxes and duties	(20 452)			(18 692)		
- Service fees	(60 587)			(57 027)		
- Other fees to third parties	(61 593)	(142 632)	(506 920)	(56 937)	(132 656)	(486 784)
			329 909			550 717
9. Fixed assets depreciation		(77 127)			(66 882)	
10. Other operating charges		(7 902)	(85 029)		(8 739)	(75 621)
Profit on ordinary activities before provisions			244 880			475 096
11+12. Value adjustments in respect of loans and advances and provisions for contingent liabilities and for commitments			(71 809)			(77 246)
Profit on ordinary activities before tax			173 071			397 850
15. Extraordinary income		22 477			23 952	
16. Extraordinary charges		(6 567)			(7 111)	
17. Extraordinary profit		42 593	58 503		57 270	74 111
18. Profit before tax and minority interests			231 574			471 961
Minority interests			(2 792)			(9 635)

NOTES:

a) The consolidated financial statements of the NBG Group include National Bank of Greece S.A. and the following companies of the financial sector: 1) Atlantic Bank of New York, 2) Banque Nationale de Grèce (France), 3) National Bank of Greece (Canada), 4) The South African Bank of Athens Ltd, 5) National Bank of Greece (Cyprus) Ltd, 6) National Investment Bank for Industrial Development S.A., 7) National Securities Company S.A., 8) "Diethniki" Mutual Fund Management S.A., 9) "National" Mutual Fund Management S.A., 10) "Ethniki Kefalaiou" Management of Assets and Liabilities S.A., 11) National Management and Organization S.A., 12) "Ethniki" Leasing S.A., 13) National Regional Development Co. of Nothern Greece S.A. Venture Capital, 14) NBG International Ltd, 15) NBG Finance plc., 16) National Securities Co. Cyprus Ltd, 17) Interlease AD (Sofia), 18) NBG Balkan Fund Ltd, 19) NBG Greek Fund Ltd, 20) ETEBA Bulgaria AD, 21) ETEBA Emerging Markets Fund Ltd, 22) ETEBA Estate Fund Ltd, 23) ETEBA Venture Capital Management Company Ltd, 24) ETEBA Romania S.A., 25) "Ethniki" Venture Capital Management S.A., 26) Stopanska Banka AD Skopje, 27) United Bulgarian Bank, 28) ETEBA Advisory SRL, 29) NBG International Inc., 30) NBGI Private Equity Ltd, 31) NBG Bancassurance Insurance Brokers S.A., 32) NBG Management Services Ltd, 33) NBG International Jersey Ltd, 34) NBG Luxembourg Holding S.A., 35) NBG Luxfinance Holding S.A., 36) NBG Asset Management S.A.S. and 37) NBG International Asset Management S.A.S.

Of the companies included in the consolidated financial statements as at 30.6.2001, "Worthington Limited Partnership" did not exist at 30.6.2002 due to termination. National Investment Company S.A. which used to be fully consolidated was consolidated with the equity method of accounting as at 30.6.2002. Also, four companies referred to under items 34, 35, 36 and 37 above, are consolidated for the first time as at 30.6.2002.

b) The fixed assets of the Group are free of charges or encumbrances as at 30.6.2002.

c) The total number of Group's employees as at 30.6.2002 was 20 872.

d) The accounting principles followed are similar to those of the preceding accounting period.

e) *The fair value of the Group's portfolio (trading and investment), as determined* by the provisions of article 43 of Codified Law 2190/1920, is lower than the amortised cost appearing in the consolidated financial statements, by € 140 886 thousand.

f) Certain items in 2001 were reclassified so as to be comparable with the corresponding items of 2002.

Athens, 6 August 2002

THE GOVERNOR AND CHAIRMAN	THE DEPUTY GOVERNOR	THE CHIEF FINANCIAL OFFICER	THE CHIEF ACCOUNTANT
THEODOROS B. KARATZAS	THEODOROS N. PANTALAKIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

AUDITORS' REPORT

To the Board of Directors of National Bank of Greece S.A.

We have carried out the audit required by the provisions of article 6 of P.D. 360/1985, as amended by article 90 of Law 2533/1997, applying the audit procedures that we considered necessary based on the principles and rules established by the Institute of Certified Public Accountants, to determine whether the above consolidated financial statements of the National Bank of Greece S.A. and its financial sector subsidiaries for the period from 1. 1. 2002 through 30. 6. 2002, contain any errors or omissions which materially affect the consolidated asset structure and financial position and the reported profit for the period of the National Bank of Greece and its subsidiaries included in the consolidation. Subsidiary companies included in the consolidated financial statements representing 15.0% and 15.6% of the total assets and operations respectively, are audited by other auditors, upon whose reports we have relied. Based on our audit work performed and the relevant prevailing legislation and accounting principles followed by the Bank, we have determined that the consolidated financial statements have been prepared in accordance with the provisions of Codified Law 2190/1920 and, after considering Note (e) by the Bank, do not contain any errors or omissions which materially affect the consolidated asset structure and financial position of the National Bank of Greece Group as at 30. 6. 2002 as well as the results for the period then ended. There was no change in the accounting policies compared with those of the corresponding period of the prior year.

Athens, 7 August 2002

CERTIFIED PUBLIC ACCOUNTANTS - AUDITORS

SPYROS D. KORONAKIS	VASSILIOS D. PAPAGEORGAKOPOULOS	GEORGIOS D. KAMBANIS
Reg. No 10991	Reg. No 11681	Reg. No 10761
SOL S.A. CPA		DELOITTE & TOUCHE